November 26, 2024

Hiroshi Furukawa
Chief Executive Officer
PicoCELA Inc.
2-34-5 Ningyocho, SANOS Building, Nihonbashi
Chuo-ku, Tokyo 103-0013 Japan

       Re: PicoCELA Inc.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed on November 20, 2024
           File No. 333-282931
Dear Hiroshi Furukawa:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 12, 2024 letter.

Amendment to Form F-1 filed November 20, 2024
General

1.     We note your revisions in response to our prior comment 1. However, since your
       explanatory note appears prior to the prospectus cover page, investors may not be informed about the existence of two separate prospectuses and unclear as to whether they are purchasing ADSs in the primary or secondary offering. Accordingly, please further revise your disclosure to clarify that separate offerings are being conducted, and that the prospectus for the primary offering will not be used for sales in the secondary offering, and vice versa. Additionally revise disclosure that indicates the
       Shareholder ADSs may be sold at market prices    thereafter,    to
clarify these ADSs
       will be sold at the initial offering price until they are quoted on Nasdaq, after which
 November 26, 2024
Page 2

       they may be sold at market prices.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-3723
if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing